February 21, 2019

Timothy J. Gallagher
Chief Financial Officer
GENESEE & WYOMING INC
20 West Avenue
Darien, CT 06820

       Re: GENESEE & WYOMING INC
           Form 10-K for the Year Ended December 31, 2017
           Filed February 28, 2018
           File No. 001-31456

Dear Mr. Gallagher:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:    Allison Fergus